Exhibit 99.1

Wix Announces Completion of $200 Million Share Repurchase Program

NEW YORK, September 9, 2021 -- Wix.com Ltd. (Nasdaq: WIX), today announced that it has completed the $200 million share repurchase program authorized by the Board of Directors in May 2021. The Company has repurchased 895,136 outstanding Wix ordinary shares, representing approximately 1.6% of total shares outstanding, at an approximate volume-weighted average price per share of $223.41.

“Today’s announcement reflects our confidence in the continued strength of our business and our ability to successfully execute on our long-term strategy,” said Lior Shemesh, CFO of Wix. “Given our ample liquidity and Wix shares currently trading below what we believe to be our intrinsic valuation, we are able to return value to shareholders while simultaneously investing for growth.”

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may be identified by words like “may,” “could,” “believe,” “expect,” “will” and similar terms or phrases. The forward-looking statements contained in this press release are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, risks relating to the repurchase of our ordinary shares and/or convertible notes pursuant to our repurchase plan; our ability to attract and retain registered users and generate new premium subscriptions; our ability to increase the revenue we derive from the sale of premium subscriptions and business solutions through our partners; our expectation that new products and developments, including third-party products offered within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that long-term agreements with partners will become a more significant part of our business in the future and that the expected accounts receivable from such long term partners agreement will ultimately be received; our assumption that historical user behavior can be extrapolated to predict future user behavior; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our ability to maintain and enhance our brand and reputation; our ability to attract and retain qualified employees and key personnel; our ability to enter into new markets and attract new customer demographics, including new partners; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; the impact of fluctuations in foreign currency exchange rates on our business; our ability to effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; the integration and performance of acquisitions; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our ability to effectively manage the growth of our infrastructure; the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides and the anticipated GPV on our platform, the effectiveness of government policies, vaccine administration rates and other factors; changes to technologies used in our solutions; any regulatory investigations or litigation; our expectations regarding changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and other factors discussed under the heading "Risk Factors" in the Company's 2020 annual report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2021. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

About Wix.com Ltd.
Wix is leading the way with a cloud-based website development platform for over 210 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, Editor X, a curated App Market, Ascend by Wix, Wix Payments and Velo by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Austin, Be'er Sheva, Berlin, Cedar Rapids, Denver, Dnipro, Dublin, Krakow, Kyiv, Los Angeles, Miami, New York,Phoenix, San Francisco, São Paulo, Singapore, Tokyo and Vilnius.

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Investor Relations:
Maggie O’Donnell
ir@wix.com

Media Relations:
pr@wix.com